February 18, 2016

Jacob Sandoval Staff Accountant U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Croft Funds Corporation - File Nos. 033-89126 and 811-08652

Dear Mr. Sandoval:

On January 28, 2016 you provided oral comments with respect to the Annual Report to Shareholders for the period ended April 30, 2015, with respect to series of Croft Funds Corporation (the "Registrant" or the “Company”).  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1.

The Statement of Additional Information (“SAI”) and Annual Report to Shareholders provided on the Company’s website appear to be out of date.  Please ensure that these documents are updated going forward.

Response.

Registrant has updated the SAI and Annual Report to provide the current versions.

Comment 2.

The link for the fact sheet for the Value Fund appears to be inoperable.  Please fix the link to provide users access to the Fund’s fact sheet.

Response.

Registrant recently completed an update of its website.  In connection with that update, Registrant determined to no longer provide Fund fact sheets on its website.

Comment 3.

In the Form N-PX for the period ended June 30, 2015, it is not clear how each Fund, or “series” of the Registrant, voted.  In accordance with Instruction 1 to Item 1 of the N-PX, going forward, please provide the information required separately for each series.

Response.

Going forward, Registrant will monitor the N-PX disclosure to ensure that the information required in Item 1 of Form N-PX is provided separately for each series.

Comment 4.

40-17G filing of Company Fidelity Bond: Going forward, please include the period for which the premium has been paid for the executed bond.

Response.

Registrant notes that the period for which the premium has been paid is provided in Item 1 of the bond.  Going forward Registrant will include a statement, in addition to that included in the bond,  noting the period for which the premium has been paid for the executed bond.

Comment 5.

In the Statement of Investments included in the Annual Report to Shareholders, the “Invesco Short Term Investment Treasury Fund” is listed.  Going forward, please state the share class of the Invesco Short Term Investment Treasury Fund in which the Funds invest.

Response.

Going forward the Registrant will state the share class of the Invesco Short Term Investment Treasury Fund in which the Funds invest.

Comment 6.

Note 1 to the Financial Statements included in the Annual Report to Shareholders notes that all series of the Company are diversified funds.  The prospectus disclosure for the Croft Focus Fund notes that the Fund is non-diversified.  Please explain this apparent contradiction.

Response.

The Croft Focus Fund is a non-diversified series of the Company.  Registrant will correct the misstatement in the Notes to the Financial Statements in future filings.

Comment 7.

Item 4(e)(2) of Form N-CSR requires the Registrant disclose the percentage of services performed by the principal accountant that were pre-approved by the audit committee.  Registrant discloses in the July 7, 2015 N-CSR filing that 100% of such services were pre-approved.  This appears to be in conflict with the information provided in response to Item 4(e)(1).  Please review and confirm that this disclosure is correct or, alternatively, that it will be corrected in future filings.

Response.

Registrant has reviewed the noted disclosure and confirms that it will correct its response to Item 4(e)(2) to avoid contradiction with its response to Item 4(e)(1) in future filings.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the

United States.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily M. Little

Emily M. Little